Exhibit (a)(14)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

NORFOLK COUNTY RETIREMENT SYSTEM, on behalf of itself and all others similarly situated,	) )	C.A. No
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Plaintiff,	)
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vs.	)
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THE FIRST AMERICAN CORPORATION, FIRST ADVANTAGE CORPORATION, and PARKER S. KENNEDY,	)
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Defendants.	)
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VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by and through its undersigned counsel, for its Verified Class Action Complaint against Defendants, alleges upon personal knowledge with respect to it, and upon information and belief based, inter alia, upon the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action on behalf of the public shareholders of First Advantage Corporation (“First Advantage” or the “Company”). On June 29, 2009, First Advantage announced that its parent company, The First American Corporation (“First-American”), made an unsolicited offer to acquire all of the issued and outstanding shares of the Company’s common stock not already owned by First American at a fixed exchange ratio of 0.5375 of a share of First American common stock for each share of the Company’s common stock (the “Proposed Transaction”). The proposed exchange ratio represents an offer price of $14.04 per share and a 10.2 percent premium to First Advantage’s stock price, based on First American’s and First Advantage’s closing stock prices on June 26, 2009. The terms of the Proposed

Transaction significantly undervalues First Advantage. Indeed, First American has chosen this particular moment in time to buy out First Advantage’s minority shareholders in breach of the fiduciaries duties it owes to them.

2. As First Advantage’s majority shareholder, First American is required to establish the entire fairness of any acquisition of the public stock of First Advantage it does not already own. As alleged herein, the Proposed Transaction is not entirely fair and is an opportunistic attempt by First American to benefit itself at the expense of First Advantage’s shareholders, to whom it owes fiduciary duties.

PARTIES

3. Plaintiff Norfolk County Retirement System (“Norfolk”) has over 9,500 active and retired members from 40 governmental units throughout the County of Norfolk, Massachusetts, and has approximately $500 million in assets under management. At all times relevant hereto, Norfolk has been and is a holder of First Advantage common stock and has held such shares since prior to the wrongs complained of herein.

4. Defendant First American is a corporation with headquarters in Santa Ana, California. First American’s shares trade on the New York Stock Exchange under the symbol “FAF.” According to a Form 10-K filed with the Securities and Exchange Commission (“SEC”) on February 26, 2009, First American and its affiliates control over 97 percent of the total voting power of First Advantage and, therefore, First American has the right to control the outcome of any matter submitted for the vote or consent of First Advantage’s stockholders, unless a separate class vote is required under Delaware law. As the majority controlling shareholder of First Advantage, First American owes the Company’s shareholders fiduciary obligations of good faith, fair dealing, due care and full and fair disclosure.

5. Defendant First Advantage is a corporation duly organized and existing under the laws of the State of Delaware. The Company maintains its principal office in Poway, California. First Advantage shares trade on the NASDAQ exchange under the symbol “FADV.” As of March 10, 2009, there were 12,005,420 shares of Class A common stock outstanding and 47,726,521 shares of Class B common stock outstanding.

6. Defendant Parker S. Kennedy (“Kennedy”) has been the Chairman and Director of First Advantage since 2003. In addition, Kennedy has been the Chairman and Chief Executive Officer of First American since 2003. Kennedy was President of First American from 1993 until 2004. Prior to that time, he served as Executive Vice President from 1986 to 1993 and was appointed to its Board of Directors in 1987. Kennedy has been employed by First American’s primary subsidiary, First American Title Insurance Co., since 1977.

RELEVANT NON-PARTIES

7. J. David Chatham (“Chatham”) has been a Director of First Advantage since 2003. Chatham serves on First Advantage’s audit committee. Chatham has also been a Director of First American since 1989, and chairs its audit committee and is a member of the Executive Committee.

8. Frank V. McMahon (“McMahon”) has been a Director of First Advantage since April 2006. McMahon serves as the chair of First Advantage’s acquisition committee and serves on its compensation committee. He also serves as the Vice Chairman of First American and is Chief Executive Officer of First American’s Information Solutions Group.

CLASS ACTION ALLEGATIONS

9. Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the public shareholders of First Advantage Class A common stock (the “Class”).

The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with themselves.

10. This action is properly maintainable as a class action.

11. The Class is so numerous that joinder of all members is impracticable. As of March 10, 2009, there were 12,005,420 shares of Class A common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

12. Questions of law and fact exist that are common to the Class and which predominate over questions affecting any individual Class member including, among others:

(a) Whether First American, as a majority shareholder of First Advantage, has breached the fiduciary duties it owes to Plaintiff and the Class in connection with the Proposed Transaction;

(b) Whether Defendants have adequately disclosed all material information concerning the Proposed Transaction to First Advantage shareholders; and

(c) Whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants’ conduct complained of herein continues.

13. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

14. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the

Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not party to the adjudications or substantially impair or impede their ability to protect their interests. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.

15. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A.	First American Controls First Advantage

16. First Advantage is an international provider of risk mitigation and business solutions. First Advantage was formed by the June 5, 2003 merger with First American’s screening technology division and US SEARCH.com Inc. (“US SEARCH”), discussed infra. As a result of the June 5, 2003 merger, First American and its affiliates own 100 percent of First Advantage’s Class B common stock, which has ten votes per share compared to one vote per share of First Advantage’s Class A common stock. Accordingly, since its inception, First American has controlled over 97 percent of the total voting power of First Advantage. First Advantage’s minority stockholders have little or no influence over matters submitted to First Advantage stockholders for consideration. To wit, First American has the right to control the outcome of any matter submitted for the vote or consent of First Advantage’s stockholders—for example, the voting power to control the election of First Advantage’s board of directors and to cause an amendment of First Advantage’s certificate of incorporation or bylaws without minority stockholder approval.

17. Since the June 5, 2003 merger, First Advantage has grown—primarily through acquisitions—to become one of the nation’s leading single source providers of risk mitigation and business process solutions, with more than 80,000 clients. Indeed, nimble in its independence, First Advantage has acquired at least 45 “best-in-class companies” since its June 2003 spin-off. These “best-in-class companies” have been brought together under the First Advantage brand name and have propelled the Company to success. Today, First Advantage’s operations are organized into six business segments: (1) Lender Services, (2) Data Services, (3) Dealer Services, (4) Employer Services, (5) Multifamily Services, and (6) Investigative and Litigation Support Services.

B.	Historical Growth: First Advantage’s FirstAmerican/FAST Roots

18. Prior to the June 5, 2003 merger, the following now wholly-owned subsidiaries of First Advantage were wholly-owned subsidiaries of First American and made up the FAST division: (1) HireCheck, (2) Employee Health Programs, (3) SafeRent, (4) Substance Abuse Management, (5) American Driving Records, and (6) First American Registry.

19. In the late 1990s, First American initiated a diversification strategy which called for, among other things, the combination of one of its core competencies—data management and analysis—with businesses that were counter-cyclical to its long-standing real estate related products and services. First American also sought a business that was complementary to its rapidly growing credit reporting business, First American CREDCO. First American management initially focused on the background screening industry—an information-intensive business with a heavy demand for credit reports and a relatively tangential tie to the real estate market.

20. In September 1998, First American began its entry into the employee screening industry by acquiring HireCheck. HireCheck, headquartered in St. Petersburg, Florida, and now referred to as First Advantage Background Services Corp., is today the principal subsidiary through which First Advantage’s Employer Services segment provides employment screening services. In the same month, First American also entered the resident screening industry by acquiring First American Registry, now known as First Advantage SafeRent, headquartered in Rockville, Maryland. First Advantage SafeRent, the largest resident screening company in the United States, is today the principal subsidiary through which First Advantage’s Multifamily Services segment provides resident screening products.

21. In August 2001, First American entered the occupational health services business by acquiring Milwaukee, Wisconsin-based Substance Abuse Management. Five months later, in January 2002, First American further added to the menu of services offered by the FAST division by acquiring American Driving Records, a Rancho Cordova, California-based provider of motor vehicle reports. One of the largest competitors in its industry, American Driving Records not only brought to the FAST division a formidable player in a key area of the risk management industry, but also enhanced the division’s access to motor vehicle records of almost every state in the United States. With American Driving Records, First American purchased ZapApp India Private Ltd., a Bangalore, India-based private limited company that provides technology services to American Driving Records and now to all of First Advantage.

22. In an effort to improve the profitability of the companies then comprising the FAST division, in the second quarter of 2001 First American reorganized the division’s management structure by dedicating a single management group to the oversight of all operations. By emphasizing the group as a whole, First American believed this reorganization effort would position the FAST division to pursue cross-selling opportunities, take advantage of mutual supplier relationships and leverage technological developments and resources across the entire division. It also hoped to focus management on efforts to improve the division’s operating margins by increasing the volume of transactions performed using the division’s existing systems, whether through internal sales growth or by acquiring businesses with complementary product offerings.

23. In January 2002, First American formally created the FAST division and began reporting the division as a segment in its financial statements.

C.	Strategic Acquisitions Following the 2001 FAST Reorganization

24. First American supplemented the division’s employee background screening operations by acquiring Factual Business Information, Inc., headquartered in Miami, Florida, in August 2001 and Pretiem Corp., headquartered in Princeton Junction, New Jersey, in December of 2001. These acquisitions provided the division with an expanded customer base for employee screening services in three important employment markets: the Miami metropolitan area, New Jersey and New York State.

25. In the last quarter of 2002, the FAST division completed acquisitions of Employee Health Programs in October and SafeRent in November. The Bethesda, Maryland-based Employee Health Programs brought critical volume to the FAST division’s occupational health business. Through the acquisition of Employee Health Programs, the FAST division also expanded the scope of its existing services to include employee assistance programs, which are designed to help troubled employees resolve personal issues that can affect workplace productivity. Employee Health Programs and Substance Abuse Management, now known as First Advantage Occupational Health Services Corp., are today the principal subsidiaries through which the Employer Services segment provides occupational health services. SafeRent, headquartered in Denver, Colorado, brought additional key customers to the FAST division’s resident screening business and increased the division’s penetration in key markets in the western United States.

D.	The June 5, 2003 Merger: First Advantage Goes Public

26. In the June 5, 2003 merger, the companies comprising the FAST division and US SEARCH combined under one umbrella. Pursuant to a Merger Agreement, on June 5, 2003, First American received First Advantage Class B common stock representing approximately 80 percent of the economic interest and 98 percent of the voting interest. The former shareholders of US SEARCH exchanged their outstanding shares of US SEARCH common stock for First Advantage Class A common stock representing, in the aggregate, approximately 20 percent of the economic interest and 2 percent of the voting interest.

27. As of February 27, 2009, First American and its affiliates own 100 percent of First Advantage’s Class B common stock, which has ten votes per share compared to one vote per share of Class A common stock. Consequently, since June 2003, First American and its affiliates control more than 97 percent of the total voting power of First Advantage and, therefore, First American has the right to control the outcome of any matter submitted for the vote or consent of First Advantage’s stockholders, unless a separate class vote is required under Delaware law.

E.	The September 14, 2005 Acquisition

28. On September 14, 2005, the Company acquired First American’s CIG Business under the terms of the master transfer agreement. Under the terms of the agreement, First American and its First American Real Estate Solutions (“FARES”) joint venture contributed their mortgage, automotive, consumer and specialty finance credit businesses to First Advantage in exchange for 29,073,170 shares of First Advantage Class B common stock. The acquisition of the CIG Business by First Advantage was a transaction between businesses under common control of First American.

F.	Other Strategic Acquisitions: 2003-2008

(a)	2003 Acquisitions

29. Since becoming a public company in June 2003, First Advantage actively pursued an acquisition strategy. In August 2003, First Advantage acquired two employment background screening companies, Liberatore Services, Inc. and Total Information Source, Inc., and an occupational health services company, Continental Compliance Systems. In September 2003, First Advantage further expanded its occupational health services with the acquisition of Employee Information Services, Inc. In that same month, First Advantage acquired Omega Insurance Services, Inc., which brought a new investigative services product to First Advantage. In November 2003, First Advantage made three acquisitions: Greystone Health Sciences Corp., a provider of occupational health services; MedTech Diagnostics, Inc., a provider of both occupational health services and employment screening services; and Agency Records, Inc., a provider of motor vehicle records. In December 2003, First Advantage acquired Credential Check & Personnel Services, Inc., an employment screening company.

(b)	2004 Acquisitions

30. During the first quarter of 2004, the Company acquired Quantitative Risk Solutions LLC, Proudfoot Reports Inc., MVR’s, Inc., Background Information Systems, Inc., Infocheck Ltd. and Landlord Protect, Inc. During the second quarter of 2004, the Company acquired U.D. Registry, Inc., CoreFacts, LLC, Realeum, Inc., and CIC Enterprises, Inc. During the third quarter of 2004, the Company acquired BackTrack Reports, Inc. and National Background Data, LLC. During the fourth quarter 2004, the Company acquired Business Tax Credit Corp. d/b/a The Alameda Co. and Compunet Credit Services, Inc.

(c)	2005 Acquisitions

31. The Company acquired fifteen companies in 2005. In the second quarter of 2005, the Company acquired Bar None, Inc., a provider of credit-based lead generation, processing and tracking services, which is included in its Dealer Services segment. In the fourth quarter of 2005, the Company acquired majority interest in LeadClick Media Inc., an online lead generation and marketing company. This company is included in First Advantage’s Data Services segment. In 2005, First Advantage acquired two businesses from Experian: Experian RES and Credit Data Services, both of which were added to First Advantage’s Lender Services segment. Throughout the year, First Advantage added six companies to its Employer Services segment, including ITax Group, Inc., Quest Research Group, Ltd., Recruiternet, Inc., Road Manager Financial Services, Inc., TruStar Solutions, Inc., and majority interests in PrideRock Holding Co., Inc., Recruiternet, Inc., and TruStar Solutions, Inc., together becoming its hiring solutions group. Three companies were added to First Advantage’s Investigative and Litigation Support Services segment in 2005. They were Data Recovery Services, Inc., Phoenix Research Corp. and True Data Partners. First Advantage also acquired The Info Center and Jenark Business Systems, Inc., which are both included in First Advantage’s Multifamily Services segment.

(d)	2006 Acquisitions

32. First Advantage acquired eleven companies in 2006. Nine of those acquisitions–SkillCheck Inc., National Data Verification Services, Brooke Consulting, HR Logix LLC, Inquest, Inc., Accufacts Pre-Employment Screening, Inc., DecisionHR USA, Inc., Refsure Worldwide Pty Ltd., and Single Source Services, Inc.—are included in First Advantage’s Employer Services Segment. Two of these—Evident Data, Inc. and DataSec UK Ltd.—are included in First Advantage’s Investigative and Litigation Support Services segment.

(e)	2007 Acquisitions

33. First Advantage acquired two companies in 2007. In February 2007, the Company acquired RE Austin, Ltd., an international employment screening company which is included in the Employer Services segment. In December 2007, First Advantage acquired CredStar, which is included in the Lender Services segment.

(f)	The 2008 Acquisition

34. First Advantage acquired one company in 2008. In February 2008, the Company acquired Verify, Ltd., an international employment screening company, which is included in the Employer Services segment.

G.	First Advantage’s Strong Business Prospects

35. Since the Company went public in 2003, its profits and overall success have grown tremendously. From 2005 to 2007, revenues at First Advantage were $643.8 million, $797.8 million, and $824.3 million, respectively. Despite adverse market conditions in 2008, First Advantage recorded revenues in the impressive amount of $780.0 million. The Company recorded revenues of $203.2 million in the first quarter of 2009, which represented a 4.7 percent quarter-over-quarter increase and 0.4 percent year-over-year growth. In addition, book value per share has risen steadily over the past seven years, from $10.45 in 2005 to $15.01 at 2008 year-end ($11.60 in 2006; $14.95 in 2007). At March 31, 2009, the Company’s book value per share was $15.08. As recently as April 22, 2009, the Company’s stock reached $15.81 (still off of its 52-week high of $18.75).

H.	First American Opportunistically Seeks to

Acquire 100% Ownership of First Advantage

36. On June 29, 2009, less than six years after going public and during a period of depressed share prices, the Company and First American announced the Proposed Transaction.

Pursuant to the terms of the offer, First Advantage’s shareholders would receive, at a fixed exchange ratio, 0.5375 of a share of First American common stock for each share of First Advantage common stock—an exchange ratio that represents an offer price of $14.04 per share and a 10.2 percent premium to First Advantage’s stock price, based on First American’s and First Advantage’s closing stock prices on June 26, 2009.

37. The press release issued by the Company stated, in pertinent part, as follows:

The First American Corporation (NYSE: FAF), America’s largest provider of business information, today announced that it has made an offer to acquire the issued and outstanding common stock of its publicly traded subsidiary, First Advantage Corporation (NASDAQ: FADV).

Under the terms of the offer, First Advantage’s shareholders would receive, at a fixed exchange ratio, 0.5375 of a share of First American common stock for each share of First Advantage common stock. The proposed exchange ratio represents an offer price of $14.04 per share and a 10.2 percent premium to First Advantage’s stock price, based on First American’s and First Advantage’s closing stock prices on Friday, June 26, 2009.

“Acquiring the minority interest in First Advantage will enhance our financial flexibility, reduce organizational complexity and provide greater overall operational efficiency,” stated Parker S. Kennedy, chairman and chief executive officer of The First American Corporation. “We believe this transaction will boost the financial strength of First American as we continue to prepare for the separation of our Information Solutions and Financial Services businesses.”

First American indirectly owns approximately 74 percent of First Advantage’s common stock. First American’s offer, which is expected to be accretive to earnings in 2010, is subject to customary conditions, including the execution of a definitive agreement and the receipt of necessary approvals.

38. The Proposed Transaction must meet the requirements of entire fairness, which requires that Defendants bear the burden of proving that both the price offered and the process leading to the Proposed Transaction are fair to First Advantage’s minority shareholders. The

Proposed Transaction imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. The terms of the Proposed Transaction, however, were not the result of an auction process or active market check—the terms were arrived at without a full and thorough investigation of strategic alternatives, and they are intrinsically unfair and inadequate from the standpoint of First Advantage’s minority shareholders.

39. In setting the terms of the Proposed Transaction, First American—who owns approximately 97 percent of the voting power associated with First Advantage’s common stock—has placed its own interests above the interests of the members of the Class and has therefore breached its fiduciary duties.

40. The Proposed Transaction is financially unfair. The consideration to be paid to Class members is unfair and inadequate because, among other things: (a) the intrinsic value of the stock of the Company is materially in excess of $14.04 per share, giving due consideration to the prospects for growth and profitability of the Company in light of its revenues and earning power, present and future; and (b) the offer price is an inadequate premium to the public shareholders of First Advantage. Indeed, as recently as April 22, 2009, First Advantage traded at $15.81.

41. The market immediately reacted to First American’s inadequate offer by surging ahead of the Proposed Transaction Price intraday on June 29, 2009. First Advantage stock closed at $15.07 per share on June 29, 2009.

42. First American is intent on paying the lowest price to Plaintiff and the Class, whereas it is duty-bound to maximize shareholder value. Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of First Advantage’s public shareholders. Among other things, First American essentially controls the Company and its proxy machinery.

43. Because First American has a 100 percent interest in the Company’s Class B stock, no third party bid for the Company could succeed as a practical matter because the success of such a bid would require the consent and cooperation of First American. Thus, Defendants will be able to proceed with the Proposed Transaction without an auction or other type of market check to maximize value for the Company’s public shareholders.

44. The stock value that First American has offered has been dictated by First American to serve its own interests, and it is being imposed by First American and its representatives on First Advantage’s board to force First Advantage’s shareholders to relinquish their shares at a grossly unfair price. Such action constitutes unfair dealing.

45. Because First American is in possession of proprietary corporate information concerning First Advantage’s future financial prospects, the degree of knowledge and economic power between First American and the Class is unequal, making it grossly and inherently unfair for First American to obtain the remaining First Advantage shares at the unfair and inadequate price offered.

46. One Morgan Keegan analyst has already opined,

First American chose this opportune time, given the inexpensive valuation to bring them back in ...

Forty to 50 percent of [First Advantage’s] markets are really hurting right now, yet the company is still generating good cash. First Advantage is still a bargain at 15 bucks.

47. An acquisition by First American of the public shares of First Advantage is subject to the exacting entire fairness standard, under which First American must establish fair dealing and a fair price. Unless the Court enjoins the Proposed Transaction, Defendants will engage in further breaches of its fiduciary duties to the Company’s shareholders by seeking to consummate such a transaction, and these actions will result in irreparable harm to the members of the Class.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

48. Plaintiff repeats and realleges each allegation set forth herein.

49. By offering grossly inadequate value for First Advantage’s shares, First American is violating its duties as a majority shareholder.

50. Any buyout of First Advantage’s public shareholders by First American on the terms announced will deny Class members their right to share proportionately and equitably in the true value of First Advantage’s valuable and profitable business and future growth in profits and earnings at a time when the Company is poised to increase its profitability.

51. Defendants’ fiduciary obligations under these circumstances require them to:

(a) adequately insure that no conflicts of interest exist between Defendants’ own interests and its fiduciary obligation of entire fairness, and if such conflicts exist, to ensure that all the conflicts are resolved in the best interests of First Advantage’s public shareholders; and

(b) provide First Advantage’s stockholders with genuinely independent representation in the negotiations with First American.

52. By reason of the foregoing, Defendants have breached and will continue to breach their duties to the minority public shareholders of First Advantage, are engaging in improper, unfair dealing and wrongful and coercive conduct, and have acted to put their personal interests ahead of the interests of First Advantage’s shareholders.

53. Unless enjoined by this Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and are prepared to consummate the Proposed Transaction on unfair and inadequate terms which will exclude the Class from its fair proportionate share of First Advantage’s valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

54. Plaintiff and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

55. By the acts, transactions and courses of conduct alleged herein, Defendants are attempting to advance their interests at the expense of Plaintiff and other members of the Class.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Declaring that this action may be maintained as a class action and certifying Plaintiff as the Class Representative and Plaintiff s counsel as Class Counsel;

B. Preliminarily and permanently enjoining Defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

D. Directing Defendants to account to Plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding compensatory damages against Defendants in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law;

F. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiffs attorneys’ and fees including experts’ fees; and

G. Granting such other and further relief as this Court may deem just and proper.

Dated: July 7, 2009	Respectfully submitted,

FINGER, SLANINA & LIEBESMAN, LLC

/s/ Sidney S. Liebesman
Sidney S. Liebesman (#3702)
One Commerce Center
1201 N. Orange Street, 7th Floor Wilmington, Delaware 19801
Telephone: (302) 573-2525
Facsimile: (302) 573-2524

Liaison Counsel

Christopher J. Keller
Alan I. Ellman
Stefanie J. Sundel
LABATON SUCHAROW LLP
140 Broadway
New York, New York 10005
Telephone: (212) 907-0700
Facsimile: (212) 818-0477

Counsel for Norfolk County Retirement System and Proposed Class Counsel